Exhibit 99.1

The Very Good Food Company Announces change to Board of Directors and new VP of Finance and IR

Vancouver, British Columbia (December 16, 2021) – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today is announcing changes to both its board of directors (the “Board”) and the Senior Leadership team.

VERY GOOD is announcing that Mitchell Scott, co-founder and CEO of VERY GOOD, will be stepping down from his role as director and Chairman of the Board effective immediately, resulting in the Board consisting of a majority of independent directors on a go forward basis. A search is under way to fill the vacancy that has been created.

“Having a majority of independent directors is an important step in enhancing our corporate governance.” said Mitchell Scott, co-founder and CEO of VERY GOOD. “As we grow and mature as a publicly listed company, we are committed to strengthening our Board, as well as our corporate governance policies and initiatives.”

Additionally, the Company announced today that its Board has formed a Nominating and Governance Committee (the “Committee”) comprised of its three independent directors, Dela Salem, Bill Tolany and Justin Steinbach. The Committee will provide governance leadership to the Company and will be responsible for further developing, enhancing, and recommending the Company’s governance guidelines and initiatives, as well as overseeing the self-evaluation of the Board. The Committee will also be responsible for identifying and recommending nominees for election to the Board, in conjunction with search firms in Canada and the U.S.

VERY GOOD is also pleased to announce the appointment of Janet Meiklejohn to the role of Vice President of Finance & Investor Relations and member of the Senior Leadership Team. Prior to joining VERY GOOD, Janet was the principal of Emerald Capital, a consulting company providing CFO, strategic, valuation, corporate governance and marketing services to high growth companies. Prior to that, she was VP Institutional Equity Sales with numerous Canadian investment banks, including Desjardins Securities, National Bank, and Macquarie Capital, from 1997 to 2015. She recently joined the Board of Directors of Forum Energy Metals, a publicly listed company on the TSX-V. Janet is a CPA (CA) and has an MBA from the Ivey School of Business at the University of Western Ontario.

“We are pleased to welcome Janet to the team” said Mitchell Scott. “Janet’s depth of knowledge in capital markets and her governance and marketing experience will be invaluable, particularly with our recent listing on the Nasdaq. Her experience in her former role as CFO of a high growth private bioscience company also will provide support to the interim CFO, Anna Silva, and her team.”

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”), for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this news release includes information regarding the impact of changes to the Board, committees and management. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to VERY GOOD’s ability to recruit additional high quality independent Board candidates and its ability to attract and retain executive talent generally, no significant disruptions in VERY GOOD’s supply chain and distribution network including as a result of recent severe flooding in British Columbia, continued strong demand for VERY GOOD’s products, continued growth of the popularity of meat alternatives and the plant-based food industry, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the successful placement of VERY GOOD’s products in retail stores and continued wholesale expansion and eCommerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to obtain the necessary production equipment, the availability of labour as well as the accuracy of construction and ramp-up schedules, including the timely receipt of required permits, and accuracy of cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.